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                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

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                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                    Pursuant to Rule 13a-16 or 15d-16 of the
                         Securities Exchange Act of 1934

                           For the month of May, 2009

                        Commission File Number: 000-21742

                                   Acergy S.A.
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                 (Translation of registrant's name into English)

                              200 Hammersmith Road
                                 London, W6 7DL
                                     England
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                    (Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                 Form 20-F [X]                     Form 40-F [ ]

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): __

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __

     Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                 Yes [ ]                           No [X]

     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________
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Attached herewith as Exhibit 99.1 is a press release, dated May 22, 2009, whereby Acergy S.A. (the "Company") advises that at the Annual General Meeting of shareholders on May 22, 2009, resolutions 1 to 8 inclusive were approved by shareholders. It was noted that the required quorum of 50% of the outstanding shares for resolutions 9 and 10 was not present and the Meeting of shareholders was therefore not able to consider these resolutions.

The Board of Directors may call a second meeting of Shareholders to consider resolutions 9 and 10. At such a meeting there is no requirement for a quorum.

Following their re-election, and with effect from the closing of the Annual General Meeting of shareholders on May 22, 2009, Sir Peter Mason has been appointed Chairman and Mr. Tom Ehret has been appointed Deputy Chairman.

The payment of a dividend of $0.22 per common share for shareholders of record on May 28, 2009 was approved. The first trading date ex-dividend will be May 26, 2009 and the date of payment of dividend will be June 12, 2009 and June 17, 2009 for holders of our ADRs.

Accordingly, the Company would like to inform holders of convertible bonds that, in accordance with clause 6B3 of the terms and conditions of the convertible bond, the new conversion price of the Bonds will be $22.71.

The information set forth above shall be deemed to be incorporated by reference into the prospectuses forming a part of our Registration Statements on Form S-8 (No. 33-85168, No. 333-9292, No. 333-74321, No. 333-124983 and No. 333-124997)
and our Registration Statements on Form F-3 and Form F-3/A (No. 333-86288) and to be a part of such prospectuses from the date of the filing thereof. The attached press release and earnings presentation shall not be deemed "filed" for purposes of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section, nor shall they be deemed incorporated by reference in any filing under the Securities Act of 1933, except as shall be expressly set forth by specific reference in such filing.

Certain statements set forth above and contained in the press release furnished pursuant to this Form 6-K may include "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These statements may be identified by the use of words like "anticipate," "believe," "estimate," "expect," "intend," "may," "plan," "project," "will," "should," "seek," and similar expressions. These statements include, but are not limited to, statements as to the payment date of the dividend and the new conversion price of the convertible bonds. The forward-looking statements reflect our current views and assumptions and are subject to risks and uncertainties. The following factors, and others which are discussed in our public filings and submissions with the U.S. Securities and Exchange Commission, are among those that may cause actual and future results and trends to differ materially from our forward-looking statements: our ability to recover costs on significant projects; the general economic conditions and competition in the markets and businesses in which we operate; our relationship with significant clients; the outcome of legal and administrative proceedings or governmental enquiries; uncertainties inherent in operating internationally; the timely delivery of ships on order and the timely completion of ship conversion program; the impact of laws and regulations; and operating hazards, including spills and environmental damage. Many of these factors are beyond our ability to control or predict. Given these factors, you should not place undue reliance on the forward-looking statements.

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                                    SIGNATURE

          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                  ACERGY S.A.


Date: May 27, 2009                                By: /s/ Jean Cahuzac
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                                                  Name:  Jean Cahuzac
                                                  Title: Chief Executive Officer